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                            May 2, 2022

       Jack Kong
       Chairman
       Nano Labs Ltd
       30th Floor Dikaiyinzuo
       No. 29, East Jiefang Road
       Hangzhou, Zhejiang
       People's Republic of China

                                                        Re: Nano Labs Ltd.
                                                            Amendment No. 6 to
Draft Registration Statement on Form F-1
                                                            Submitted April 7,
2022
                                                            File No. 377-05474

       Dear Mr. Kong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1 submitted April 7, 2022

       Prospectus Cover Page, page i

   1. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's
operations, whether you have ever faced difficulties or limitations in your ability to transfer
cash between subsidiaries, and whether you have cash management policies in place that
dictates the amount of such funding. Also disclose whether you have cash management
policies/procedures that dictate how funds are transferred and whether there are the
limitations on the amounts of funds you can transfer out of China and if you have policies to
address such limitations.
 Jack Kong
Nano Labs Ltd
May 2, 2022
Page 2
Related Party Transactions, page 141

2. Please tell us why you deleted disclosure from this section, considering that the first sentence refers to 2019.
General

3. Please update the disclosure in your document. As one example, we note the reference on page 5 to an effective date of February 15, 2022.
       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameJack Kong
                                                             Division of
Corporation Finance
Comapany NameNano Labs Ltd
                                                             Office of
Manufacturing
May 2, 2022 Page 2
cc:       Dan Ouyang
FirstName LastName